UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
   of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                          Commission File Number:  000-26980
                                                                   ---------

                         ARV Assisted Living, Inc.
    ------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)

                       245 Fischer Avenue, Suite D-1
                        Costa Mesa, California 92626
                               (714) 751-7400
  ----------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $.01 per share
                   6-3/4% Convertible Subordinated Notes
        -----------------------------------------------------------
          (Title of each class of securities covered by this Form)

                                    None
      --------------------------------------------------------------
        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)   |X|1     Rule 12h-3(b)(1)(ii)   |_|
               Rule 12g-4(a)(1)(ii)  |_|      Rule 12h-3(b)(2)(i)    |_|
               Rule 12g-4(a)(2)(i)   |_|      Rule 12h-3(b)(2)(ii)   |_|
               Rule 12g-4(a)(2)(ii)  |_|      Rule 15d-6             |_|
               Rule 12h-3(b)(1)(i) |X|2

Approximate number of holders of record of the Common Stock as of the certification or notice date: 1

Approximate number of holders of record of the 6-3/4% Convertible
Subordinated Notes as of the certification or notice date: 11


--------------------------
1   With respect to the Common Stock.

2   With respect to the 6-3/4% Convertible Notes.

          Pursuant to the requirements of the Securities Exchange Act of 1934, ARV Assisted Living, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                    ARV  ASSISTED LIVING, INC.




DATE:  April 23, 2003               By:    /s/ Douglas Armstrong
                                        -------------------------------------
                                        Name:  Douglas Armstrong
                                        Title: Senior Vice President,
                                               General Counsel & Secretary